UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

eHealth, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

E007468

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. E007468

1.	Names of Reporting Persons QuestMark Advisers, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 520,481 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 520,481 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 520,481 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.2%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. E007468

1.	Names of Reporting Persons Mr. Benjamin S. Schapiro

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 520,481 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 520,481 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 520,481 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.2%

12.	Type of Reporting Person (See Instructions) HC, IN

CUSIP No. E007468

1.	Names of Reporting Persons Invus Group, L.L.C

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Deleware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 520,481 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 520,481 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 520,481 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.2%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. E007468

1.	Names of Reporting Persons Invus, CV

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 520,481 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 520,481 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 520,481 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. E007468

1.	Names of Reporting Persons Ulys, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Deleware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 520,481 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 520,481 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 520,481 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.2%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. E007468

1.	Names of Reporting Persons Mr. Raymond Debbane

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Panama

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 520,481 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 520,481 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 520,481 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 2.2%

12.	Type of Reporting Person (See Instructions) HC, IN

Item 1.
	(a)	Name of Issuer eHealth, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 440 East Middlefield Road Mountain View, CA 94043

Item 2.
(a)

Name of Person Filing
This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)        QuestMark Advisers, L.L.C.

(ii)       Mr. Benjamin S. Schapiro

(iii)      Invus Group, L.L.C.

(iv)      Invus, CV

(v)       Ulys, L.L.C.

(vi)      Mr. Raymond Debbane

This Statement relates to the shares of common stock (the “Common Stock”) of eHealth, Inc. held for the accounts of each of QuestMark Partners, L.P., a Delaware limited partnership (“QMP”), and QuestMark Partners Side Fund, L.P., a Delaware limited partnership (“QMPSF”, and together with QMP, the “Funds”).  QMP is the record holder of 414,036 shares of Common Stock.  QMPSF is the record holder of 106,445 shares of Common Stock.  QuestMark Advisers, L.L.C., a Maryland limited liability company (“QMA”), is the general partner and investment manager of the Funds.  Mr. Schapiro and The Invus Group, L.L.C., a Delaware limited liability company (“IGLLC”), are managing members of QMA, and in their capacity as managing members, may be deemed to be beneficial owners of the shares of Common Stock held by the Funds.  The managing member of IGLLC is Invus, CV, a Netherlands limited partnership (“ICV”).  The general partner and managing partner of ICV is Ulys, L.L.C., a Delaware limited liability company (“Ulys”).  Mr. Debbane serves as the President of IGLLC and as the managing director of Ulys, and as such, may be deemed to be a beneficial owner of the Common Stock held by the  Funds.  For purposes of Rule 13d-3 under the Exchange Act of 1934, as amended, the Reporting Persons may be deemed to be the beneficial owners of the Common Stock held by the Funds.

(b)

Address of Principal Business Office or, if none, Residence
The address and principal business office of each of QMA and Mr. Schapiro is c/o QuestMark Partners, L.P., One South Street, Suite 800, Baltimore, Maryland 21202.  The address and principal business office of each of IGLLC, ICV, Ulys, and Mr. Debbane are 750 Lexington Avenue, New York, NY 10022.

(c)

Citizenship
(i)        QMA, IGLLC, and Ulys are Delaware limited liability companies.

(ii)       Mr. Schapiro is a citizen of the United States of America.

(iii)      Mr. Debbane is a citizen of Panama.

(iv)      ICV is a Netherlands limited partnership.

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number E007468

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Each of QMA, Messrs. Schapiro and Debbane, and IGLLC, ICV, and Ulys may be deemed to be the beneficial owner of 520,481 shares of Common Stock, consisting of (i) 414,036 shares of Common Stock held by QMP, and (ii) 106,445 shares of Common Stock held by QMPSF.

(b) Percent of class: 2.2%
(c) Number of shares as to which the person has: Messrs. Schapiro and Debbane, and IGLLC, ICV, and Ulys:
(i) Sole power to vote or to direct the vote 0 shares of Common Stock.
(ii) Shared power to vote or to direct the vote 520,481 shares of Common Stock
(iii) Sole power to dispose or to direct the disposition of 0 shares of Common Stock.
(iv) Shared power to dispose or to direct the disposition of 520,481 shares of Common Stock

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.  N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b) (1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.  N/A

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.  N/A

Item 9.	Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.  N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 4, 2008		QUESTMARK ADVISERS, L.L.C.

	By:	Benjamin S. Schapiro, Chairman and CEO

Date: February 4, 2008		BENJAMIN S. SCHAPIRO

/s/ Benjamin S. Schapiro
Benjamin S. Schapiro

Date: February 4, 2008		THE INVUS GROUP, L.L.C.

	By:	INVUS, CV, its managing member
	By:	ULYS, L.L.C., its managing partner

/s/ Raymond Debbane
	By:	Raymond Debbane, Managing Director

Date: February 4, 2008		INVUS, CV

	By:	ULYS, L.L.C., its managing partner

/s/ Raymond Debbane
	By:	Raymond Debbane, Managing Director

Date: February 4, 2008		ULYS, L.L.C.

/s/ Raymond Debbane
	By:	Raymond Debbane, Managing Director

Date: February 4, 2008		RAYMOND DEBBANE

/s/ Raymond Debbane
Raymond Debbane

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT INDEX

A.                                   Joint  Filing  Agreement, dated February 4, 2008, by and among QuestMark Advisers, L.L.C., Benjamin S. Schapiro, The Invus Group, .L.L.C., Invus, CV, Ulys, L.L.C., and Raymond Debbane.

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned  hereby agree that the statement on Schedule 13G, Amendment 1 with respect to the Common Stock of eHealth, Inc., dated as of February 4, 2008 is, and any amendments thereto (including  amendments on Schedule 13D) signed by each of the undersigned  shall be, filed on behalf of each of us pursuant to and in accordance with the  provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: February 4, 2008		QUESTMARK ADVISERS, L.L.C.

	By:	Benjamin S. Schapiro, Chairman and CEO

Date: February 4, 2008		BENJAMIN S. SCHAPIRO

/s/ Benjamin S. Schapiro
Benjamin S. Schapiro

Date: February 4, 2008		THE INVUS GROUP, L.L.C.

	By:	INVUS, CV, its managing member
	By:	ULYS, L.L.C., its managing partner

/s/ Raymond Debbane
	By:	Raymond Debbane, Managing Director

Date: February 4, 2008		INVUS, CV

	By:	ULYS, L.L.C., its managing partner

/s/ Raymond Debbane
	By:	Raymond Debbane, Managing Director

Date: February 4, 2008		ULYS, L.L.C.

/s/ Raymond Debbane
	By:	Raymond Debbane, Managing Director

Date: February 4, 2008		RAYMOND DEBBANE

/s/ Raymond Debbane
Raymond Debbane